DLA Piper LLP (US) 1251 Avenue of the Americas, 27th Floor New York, New York 10020-1104 www.dlapiper.com Marjorie Sybul Adams marjorie.adams@dlapiper.com T 212.335.4517 F 212.884.8517

November 19, 2014	OUR FILE NO. 375565-000003

Via EDGAR and United Parcel Service

Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549-6010

Re:	Nexvet Biopharma plc
Draft Registration Statement on Form S-1
Confidentially Submitted September 5, 2014
CIK No. 0001618561

Dear Mr. Riedler:

This letter is submitted on behalf of Nexvet Biopharma plc (together with its subsidiaries, the “Company”) in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the Company’s Draft Registration Statement on Form S-1 confidentially submitted on September 5, 2014 (the “Draft Registration Statement”), as set forth in your letter to Dr. Mark Heffernan dated October 1, 2014. The Company is confidentially submitting under separate cover Confidential Draft No. 2 (“Draft No. 2”) in response to the Staff’s comments. Please note that Draft No. 2 also includes other updates to the Company’s disclosure. For reference purposes, the numbered comments contained in your letter dated October 1, 2014 have been reproduced herein (in bold italics), with the Company’s response below each numbered comment.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Company Response: In response to the Staff’s comment, the Company has provided to the Staff on a supplemental basis under separate cover copies of all written materials that the Company, or anyone authorized to do so on the Company’s behalf, has presented to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”). In the event the Company determines to make additional presentations in reliance on Section 5(d) of the Securities Act, it will provide the Staff with copies of such additional written materials on a supplemental basis.

Mr. Jeffrey P. Riedler

November 19, 2014

Page Two

2.	Please confirm that the graphics included in your registration statement are the only graphics you will use in your prospectus. If those are not the only graphics, please provide any additional graphics prior to their use for our review.

Company Response: The Company has added artwork to the inside back cover of the prospectus contained in Draft No. 2 and confirms that Draft No. 2 includes all graphical materials and artwork that the Company currently intends to use. Should the Company determine to include any different or additional graphical materials or artwork in the future, the Company will provide those for the Staff’s review adequately in advance of use.

3.	We note that you have submitted an application for confidential treatment relating to several of your exhibits. Please be advised that we will review this application separately and comments issued as a result of that review, if any, must be resolved prior to your filing a request for acceleration.

Company Response: The Company acknowledges the Staff’s comment and will address any comments the Staff may have on the application for confidential treatment prior to filing a request for acceleration.

Prospectus Summary

Overview, page 1

4.	Please attempt to minimize the use of overly technical terminology in your registration statement, particularly in this section, that may be unfamiliar to lay readers. If you believe the use of such terms is essential to properly explain your proprietary platform and product candidates please define them in plain language that may be easily understood by people outside the biologics industry. As examples, please provide definitions for anti-nerve growth factor (anti-NGF) and glycoproteins.

Company Response: In response to the Staff’s comment, the Company has revised the disclosure throughout Draft No. 2, particularly in the Prospectus Summary, to explain technical terminology and to reduce its use.

5.	Please explain what “monoclonal antibodies” and “fusion proteins” are and distinguish them from each other.

Company Response: In response to the Staff’s comment, the Company has explained these terms on page 1 of Draft No. 2.

Mr. Jeffrey P. Riedler

November 19, 2014

Page Three

Product Pipeline, page 2

6.	It is unclear from your disclosure whether NV-02 and NV-08 have as yet advanced into proof-of-concept studies. Your description of these drugs in your Business section suggests that the tests performed involving them have been pre-clinical in nature. Please clarify here and throughout your registration statement the actual current status of these product candidates. Further, in your table on this page and the corresponding one on page 73, please adjust the bars for NV-02 and NV-08 in the table to reflect the actual, and not the anticipated, development stage of each candidate.

Company Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 2, 77, 81, 82 and 84 to clarify the regulatory status of NV-02 and NV-08, which have advanced to proof-of-concept studies.

7.	Here, and in your Business section on page 76, please explain the significance of clonal cell manufacture to your product development, particularly how it serves to advance your product candidates from proof-of-concept studies to pivotal studies and explain why you believe this information is relevant to and should be included in the pipeline tables you include here and on page 73.

Company Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 2, 77 and 80 of Draft No. 2.

Our PETization Platform, page 2

8.	Here, and wherever you describe your platform as a “novel algorithmic approach,” please explain how your approach is both novel and algorithmic.

Company Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 2 and 74 of Draft No. 2.

Risk Factors

Risks Related to Our Business

“Our success depends largely upon our ability to advance our product candidates through the various stages of development…,” page 11

9.	Please amend this risk factor to expand your statement that none of your product candidates has completed safety and efficacy studies. You should note that NV-01 has completed a proof-of-concept study but has not yet initiated a pivotal study, NV-02 has not yet completed its proof-of-concept studies and NV-08 is still in a pre-clinical phase.

Company Response: In response to the Staff’s comment, the Company has revised its disclosure on page 12 of Draft No. 2.

Mr. Jeffrey P. Riedler

November 19, 2014

Page Four

“The results of our proof-of-concept studies for our product candidates may not be predictive…,” page 14

10.	Please amend this risk factor to note that the studies either performed or underway to date involve a small or relatively small number of animals, e.g. nine in one study for NV-01, 26 in another study, four and five in studies for NV-02, respectively, and four in the study for NV-08.

Company Response: In response to the Staff’s comment, the Company has revised its disclosure on page 14 of Draft No. 2.

“Our revenue, expenses and results of operations may be subject to significant fluctuations…,” page 19

11.	Please amend this risk factor to state the amounts you received under the AusIndustry research and development tax concession in fiscal years 2013 and 2014 and to provide the reason(s) you believe this concession may not continue in future years.

Company Response: In response to the Staff’s comment, the Company has revised its disclosure on page 19 of Draft No. 2.

“Future federal and state legislation may expose us…,” page 28

12.	Please expand the discussion to disclose the annual policy limits.

Company Response: In response to the Staff’s comment, the Company has revised its disclosure on page 28 of Draft No. 2.

Use of Proceeds, page 44

13.	Please expand this discussion to indicate the stage of product development you hope to attain for each of your drug candidates using the offering proceeds and to further specify how the allocations will be made. For example, you should state whether you believe the $3.5 million allocation for NV-01 will be sufficient to complete the safety and efficacy study and break down how the $9.5 million designated for additional costs will be allocated.

Company Response: In response to the Staff’s comment, the Company has revised its disclosure on page 44 of Draft No. 2.

14.	With respect to NV-02 and NV-08, specify the development and manufacturing scale-up costs you cite to in your disclosure, including whether you intend for the allocations to cover the costs for each product to overlap.

Company Response: In response to the Staff’s comment, the Company has revised its disclosure on page 44 of Draft No. 2.

Mr. Jeffrey P. Riedler

November 19, 2014

Page Five

15.	Please separate the amount of offering proceeds you intend to allocate toward research to develop your pipeline of other product candidates from the amount used for working capital and general corporate purposes.

Company Response: In response to the Staff’s comment, the Company has revised its disclosure on page 44 of Draft No. 2.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Research and Development Expenses, page 55

16.	For each period presented, please disclose separately the amount of outsourced development costs incurred for each of your three lead product candidates (NV-01, NV-02 and NV-08), if significant.

Company Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 57 and 58 of Draft No. 2.

Critical Accounting Policies and Significant Judgments and Estimates

Share-Based Compensation, page 59

17.	We may have additional comments on your accounting for stock compensation or any beneficial conversion features once you have disclosed an estimated offering price. Please provide us with a quantitative and qualitative analysis explaining the difference between the estimated offering price and the fair value of each equity issuance through the date of effectiveness for the preceding twelve months.

Company Response: The Company acknowledges the Staff’s comment and will supplementally provide a qualitative and quantitative analysis explaining the difference between the estimated offering price and the fair value of each equity issuance through the date of effectiveness for the preceding twelve months, once a preliminary price range is available.

18.	In addition, please revise your filing to disclose that your estimates of the fair value of your ordinary shares are highly complex and subjective and that you will no longer be required to estimate the fair value of your ordinary shares underlying new equity awards once those shares begin trading.

Company Response: In response to the Staff’s comment, the Company has revised its disclosure on page 62 of Draft No. 2.

Mr. Jeffrey P. Riedler

November 19, 2014

Page Six

Business

Market for Companion Animal Therapeutics, page 66

19.	Please reconcile the data presented in this section. For example, the first paragraph states the amount of consumer spending on companion animals in 2013 was $55.7 billion. The chart is identified as total U.S. Companion Animal Health Market and indicates such sales as $55.7 billion in 2013. However, the paragraph following the chart includes your estimate that consumers spent $2.3 billion in the animal therapeutics market in 2013.

Company Response: In response to the Staff’s comment, the Company has revised its disclosure to reconcile the data presented on page 69 of Draft No. 2. In addition, the Company has revised its disclosure throughout Draft No. 2 to explain that the overall companion animal market ($55.7 billion in 2013 sales) includes the veterinary care industry, which includes the companion animal therapeutics segment the Company is targeting (an estimated $2.3 billion in 2013 sales).

20.	Please expand this discussion to clarify:

•	whether the $55.7 billion amount includes, in addition to medication, items like food, toys, insurance, flea and tick treatments, veterinarian fees, etc.;

•	whether there was a corresponding increase in the number of companion animals during the same time period and the extent of this increase; and

•	the actual size of the market in which you intend to compete.

Company Response: In response to the Staff’s comment, the Company has revised its disclosure on page 69 of Draft No. 2.

How our PETization Platform Works, page 71

21.	In your discussion on page 72, explain in layman’s terms what “heavy” and “light” chains of mAb represent and how identifying the minimal number of changes in the amino acid sequences also results in a conversion between species.

Company Response: In response to the Staff’s comment, the Company has revised its disclosure on page 74 of Draft No. 2.

Product Pipeline, page 73

22.	In your discussion of the studies performed to date involving your product candidates, please explain what the p-values in each study represent and the significance of each to the respective study. Where applicable, please note that the n-value in the study represents the number of animals tested.

Company Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 79, 80 and 82 of Draft No. 2.

23.	Since NV-08 is a fusion protein, please confirm that it is not being developed using PETization, which appears to be limited to the creation of monoclonal antibodies.

Mr. Jeffrey P. Riedler

November 19, 2014

Page Seven

Please explain how you devised the mechanism of action of this drug independent of the PETization platform. Please also summarize this information in your Prospectus Summary.

Company Response: In response to the Staff’s comment, the Company confirms that NV-08 is not being developed through PETization, and the Company has revised its disclosure on pages 3 and 82.

Financial Statements, page F-1

24.	Please provide audited financial statements of the registrant, Nexvet Biopharma plc (or its predecessor, Nexvet Biopharma Limited), as required by Rule 3-01(a) of Regulation S-X, or tell us why you believe such financial statements are not required.

Company Response: The Company underwent a reincorporation from Australia to Ireland pursuant to a transaction in which all of the holders of securities in Nexvet Australia Pty Ltd, formerly known as Nexvet Biopharma Pty Ltd (“Nexvet Australia”), exchanged their holdings for equivalent securities of Nexvet Biopharma Limited, a newly-formed Irish private company, which was re-registered as a public limited company in September 2014 (the “Irish Reorganization”). Following the Irish Reorganization, for financial reporting purposes the historical consolidated financial statements of Nexvet Australia became the historical consolidated financial statements of the Company and its subsidiaries as a continuation of the predecessor. The capital structure presented is that of the Company.

The Company had previously included the financial statements of Nexvet Australia in the Draft Registration Statement as the Irish Reorganization had not been completed. In response to the Staff’s comment, the Company has provided the financial statements of the Company in Draft No. 2 as the Irish Reorganization has now been completed.

Notes to Consolidated Financial Statements

25.	You recorded license and collaboration revenue. Please revise your filing to include disclosures, as applicable, required by ASC 730-20-50 and ASC 605-25-50.

Company Response: In response to the Staff’s comment, the Company has revised its disclosure on pages F-12 and F-13 of Draft No. 2.

*                *                 *

Mr. Jeffrey P. Riedler

November 19, 2014

Page Eight

We and the Company very much appreciate the Staff’s attention to the review of the Draft Registration Statement. Please do not hesitate to contact me at (212) 335-4517 or my colleague Andrew D. Ledbetter at (206) 839-4845 if you have any questions regarding this letter or Draft No. 2.

Sincerely,

DLA Piper LLP (US)

Marjorie Sybul Adams

marjorie.adams@dlapiper.com

cc:	Via E-mail
Dana Hartz (Staff Accountant, SEC Division of Corporation Finance)
Mark Brunhofer (Senior Staff Accountant, SEC Division of Corporation Finance)
Scot Foley (Staff Attorney, SEC Division of Corporation Finance)
John Krug (Senior Counsel, SEC Division of Corporation Finance)
Mark Heffernan (CEO, Nexvet Biopharma plc)
Damian Lismore (CFO, Nexvet Biopharma plc)
Geraldine Farrell (General Counsel, Nexvet Biopharma plc)
Andrew D. Ledbetter (DLA Piper LLP (US))
Mark B. Weeks (Cooley LLP)
John T. McKenna (Cooley LLP)